SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 1, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia press release dated March 3, 2008: United Kingdom court rules Qualcomm patents invalid

2.               Nokia press release dated March 4, 2008: Nokia to bring Microsoft Silverlight powered experiences to millions of mobile users

3.               Nokia press release dated March 4, 2008: Exercises with stock options of Nokia Corporation

4.               Nokia press release dated March 7, 2008: Nokia and China Postel strengthen strategic cooperation

5.               Nokia Siemens Networks press release dated March 1, 2008: Nokia Siemens Networks selects Tata Consultancy Services to provide R&D Services

6.               Nokia Siemens Networks press release dated March 6, 2008: - Nokia Siemens Networks to upgrade the mobile network of the E-Plus Group

7.               Nokia Siemens Networks press release dated March 7, 2008: Nokia Siemens Networks celebrates first year of operations by playing the leading role in 3G in Latin America

8.               Nokia Siemens Networks press release dated March 17, 2008: Marc Rouanne Appointed Head of Radio Access Business Unit, Nokia Siemens Networks

9.               Nokia Siemens Networks press release dated March 21, 2008: Nokia Siemens Networks drives the usage of renewable energy for environmental sustainability

10.         Nokia Siemens Networks press release dated March 24, 2008: Nokia Siemens Networks awarded turnkey contract to accelerate network expansion for Hutchison Telecom Indonesia in Java and Sumatra

PRESS RELEASE

March 3, 2008

United Kingdom court rules Qualcomm patents invalid

Espoo, Finland - Nokia announced today that a United Kingdom High Court judge issued a ruling in favor of Nokia in the action brought by Qualcomm against Nokia on 24 May, 2006.  In the ruling the judge determined that all of Qualcomm’s asserted GSM patent claims are invalid. Therefore Nokia does not need to compensate Qualcomm for these patents.

“We are pleased with the Court’s decision that the patent claims are invalid and believe it is consistent with and supported by the facts,’ said Rick Simonson, Chief Financial Officer, Nokia. ‘This is the second court to conclude that Qualcomm does not have relevant and valid GSM patents.”

In a separate case filed by Qualcomm against Nokia, the US International Trade Commission (ITC) last week decided against Qualcomm’s petition for review of Judge Luckern’s Initial Determination issued on 12 December, 2007.  Judge Luckern concluded that Nokia does not infringe the three alleged Qualcomm patents in the case and that one of the patents is invalid. This ITC investigation has now been terminated.

“The UK High Court and US ITC findings are further evidence of Qualcomm overstating its position as an industry innovator and demanding compensation for patents that are not relevant or valid,” Simonson added.

Similar patents, asserted against Nokia GSM products, are at issue in separate cases filed by Qualcomm against Nokia in China, Europe and the United States.  The parties have agreed to temporarily stay these patent infringement lawsuits pending court proceedings in the Delaware Chancery Court. Patent invalidation actions, filed by Nokia against Qualcomm patents in suit, continue in China and Germany.

Qualcomm has yet to prevail in any patent litigation action against Nokia despite having filed 11 lawsuits around the world over more than two years.

Nokia is the industry leader in wireless innovation and the development of GSM and WCDMA technologies.  Nokia has built one of the strongest and broadest IPR portfolios in the wireless industry over the last 15 years, including close to 300 GSM and approximately 360 WCDMA declared essential patents, through extensive investments in research and development.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Anne Eckert

Tel. + 852 6971 6918

Nokia, North America

Communications

Laurie Armstrong

Tel. +1 914 368 0423

Email: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

www.nokia.com/press/ipr

PRESS RELEASE

March 4, 2008

Nokia to bring Microsoft Silverlight powered experiences to millions of mobile users

Extends choice for developers on the world’s leading mobile platforms

Espoo, Finland – Nokia today announced plans to make Microsoft Silverlight available for S60 on Symbian OS, the world’s leading smartphone software(1), as well as for Series 40 devices and Nokia Internet tablets.  Adding support for Silverlight will extend opportunities for developers to create rich, interactive applications that run on multiple platforms in a consistent and reliable way.

“Today’s consumers are very clear in what they want: easy access to tightly integrated services and data on any device,” said Lee Williams, Senior Vice President in Nokia’s Devices software organization. “Nokia’s software strategy is based on cross-platform development environments, enabling the creation of rich applications across the Nokia device range.  Nokia aims to support market leading and content rich internet application environments and to embrace and encourage open innovation. By working with Microsoft, we are creating terrific opportunities and additional choices for the development community, S60 licensees and the industry as a whole.”

Silverlight is a cross-browser, cross-platform plug-in for delivering next-generation media experiences and rich interactive applications.  Silverlight is already powering thousands of applications around the world and organizations including Entertainment Tonight, the NBA and NBC Universal to deliver superior Web-based experiences to their customers.  The arrangement with Nokia will substantially extend the reach of Silverlight by making the platform available for hundreds of millions of devices, including S60 on Symbian smartphones from a range of manufacturers, as well as Nokia Series 40 devices and Nokia Internet tablets.

“This is an important relationship on so many levels. Working with Nokia means we are easily able to reach a huge number of mobile users, including customers of all S60 licensees.  This is a significant step in gaining broad acceptance for Silverlight and ensuring it is platform agnostic. This is critical since we want to make sure developers and designers don’t have to constantly recreate the wheel and build different versions of applications and services for multiple operating systems, browsers and platforms,” said S. Somasegar, Senior Vice President of Microsoft’s Developer Division.

“There is clear market demand for rich, Web-based services across a variety of device types, but developing these can often be commercially difficult. For Microsoft this extends Silverlight to a broader range of vendors, platforms and devices.  For Nokia it expands the web runtime options on its devices, enabling a wider community of developers and more applications. This should help the  uptake of higher speed mobile services and advance a new era of anytime, anywhere device-based computing”, said Bola Rotibi , Principal Analyst at Ovum.

Microsoft will demonstrate Silverlight on S60 during the opening keyote at Microsoft’s MIX08 conference on March 5 in Las Vegas.  Silverlight is intended to be available to S60 developers later this year with initial service delivery anticipated shortly thereafter for all S60 licensees.   This will allow S60 application developers to use an even wider range of development environments for S60 on Symbian OS than today. Today S60 developers can use: C++ (using native Symbian OS APIs and Open C providing subset of standard POSIX libraries), S60 Web Run-time (supporting standards-based web technologies such as Ajax, JavaScript, CSS and HTML), the Java™ language, Flash Lite from Adobe, and Python.

Microsoft Silverlight availability for Nokia Series 40 devices and Nokia Internet tablets will be confirmed later.

(1) S60 has already shipped on more smartphones than any other platform, enabling users to access and enjoy the Internet and Internet services. S60 covers the broadest product portfolio, with devices for a variety of segments and needs from different audiences. S60 is the clear leader in converged device software with over 53% market share globally in Q4 2007 according to the latest Canalys report (January 2008).

About S60

S60 software built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. More than 150 million S60 devices had been shipped by all licensees by January 2008.  The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about the S60 and the S60 community, please visit www.s60.com.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

CDO Communications

Tel. +358 7180 45792

Email: cdo.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

www.s60.com

stock exchange release

March 4, 2008

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of  804 655 shares of Nokia Corporation (“Nokia”) were subscribed for between 12.2.2008 – 29.2.2008 based on Nokia’s 2003 and 2005 employee stock option plans. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares will be recorded in the Trade Register on or about May 14, 2008. The new shares carry full shareholder rights as from the registration date. The shares are admitted to public trading on the Helsinki Exchanges as of the registration date together with the old Nokia share class (NOK1V).

Media Enquiries:

Nokia

Communications

Tel- +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

March 7, 2008

Nokia and China Postel strengthen strategic cooperation

Espoo, Finland – Nokia has signed a strategic partnership agreement with China Postel Mobile Communication Equipment Co., Ltd. (China Postel) of China P&T Appliances, bolstering the strong existing relationship between the two companies. Mr. David Tang, Vice President of Nokia China, and Mr. Tan Xinhui, Chairman of China Postel, signed the agreement on behalf of the two parties. China Postel is expected to purchase mobile devices valued at approximately USD 2 billion from Nokia in 2008. In addition, both parties have agreed to strengthen strategic ties, especially with regard to channel development, resource investment, and marketing management.

“As the largest mobile phone manufacturer in both the global and Chinese markets, Nokia considers China a strategic market and a significant base of manufacturing, R&D, and innovation,” said Mr. David Tang, the Vice President of Sales, Nokia China. “With its impressive product portfolio, in-depth localization strategies, successful channel construction, and constantly improving brand loyalty, Nokia has been a leader in the Chinese mobile phone market since 2004.”

Nokia, the world’s largest mobile phone manufacturer, and China Postel, China’s largest mobile phone distributor, enjoy a long-standing partnership that continues to strengthen with time. This new partnership agreement marks a significant milestone for both parties.

Mr. Tan Xinhui, President of China Postel, said: “We have improved our core competitiveness through resource integration and established a comprehensive channel network. Through our market-driven and customer-oriented service concept, we have become a mobile device sales and telecom value-added service provider. We believe the new agreement will deepen our cooperation with Nokia and enhance the leading positions of both companies in our respective fields.”

As a subsidiary company of China P&T Appliances, China Postel has become a provider of mobile phones and is actively involved in China’s telecom service industry. With a comprehensive distribution network for both products and services, China Postel has been the leading distributor on the China mobile phone market for nine consecutive years, and enjoys a current market share of nearly 30%. Since the collaboration between Nokia and China Postel began in 1998, the scale and depth of the cooperation between two parties has deepened and expanded.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia, China Communications

Cai Yun

Tel : +86-10-87113189

Email : yun.cai@nokia.com

Nokia

Communications

Tel +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Press Release

Düsseldorf, Germany and Mumbai, India – March 1, 2008

Nokia Siemens Networks selects Tata Consultancy Services to provide R&D Services

Partnership for joint R&D activities through partial transfer of Nokia Siemens Networks’ Development Center tasks in Düsseldorf, Germany

Nokia Siemens Networks, one of the world’s foremost global enablers of communications services and Tata Consultancy Services (TCS), a leading IT services, business solutions and outsourcing company, have concluded a multi-million Euro agreement to transfer product engineering and R&D services as well as parts of the Operations and Business Software (OBS) business unit activities from Nokia Siemens Networks to TCS. The reassigned parts belong to the Nokia Siemens Networks development center in Düsseldorf, Germany, including 90 employees who will be transferred to TCS as part of this engagement.

With this agreement Nokia Siemens Networks and TCS will create an efficient set-up whereby TCS will provide global R&D services to Nokia Siemens Networks by leveraging its expertise in the telecommunications sector. The transfer of R&D capabilities to trusted business partners such as TCS is part of Nokia Siemens Networks’ overall strategy to realize synergy savings.

“For many years, Tata Consultancy Services has been a valuable partner to Nokia and Siemens, our parent companies. TCS brings to the table an in-depth experience in outsourcing projects and a proven track record of successfully transferring and integrating customers’ R&D personnel. This deal provides the employees in Düsseldorf with an excellent opportunity to work with international teams in a global company”, says Juhani Hintikka, Head of the Operations and Business Software Business Unit, Nokia Siemens Networks.

“The agreement with Nokia Siemens Networks reiterates TCS’ capability to enhance customers’ business by leveraging our superior R&D services and strong domain. As the R&D partner for Nokia Siemens Networks, TCS will share its innovative approaches, global best practices and benchmark standards to ensure excellence. The new regional delivery center for telecommunications customers in Düsseldorf - where the transferred employees will work - is strategic to us, as Germany is a key European market”, said N. Chandrasekaran, COO and Executive Director of TCS.

“With its strong domain expertise, the worldwide delivery structures based on the company’s proprietary Global Network Delivery Model and its strategic alliance partners, TCS is well-placed as a strong competitor in Europe. The integration of Nokia Siemens Networks employees would establish TCS’ local presence and strengthen its position as a global player. This is especially important in Germany where brand recognition is key”, said Graham Pascoe, partner with the analyst house PriceWaterhouseCooper Advisory.

Working towards its vision of five billion people connected by 2015, Nokia Siemens Networks  puts innovation and R&D at the top of its agenda. Working with R&D providers like TCS

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enhances Nokia Siemens Networks’ ability to deliver new, exciting and profitable services to their customers.

About Tata Consultancy Services (TCS)

Tata Consultancy Services is an IT services, business solutions and outsourcing organization that delivers real results to global businesses, ensuring a level of certainty no other firm can match. TCS offers a consulting-led, integrated portfolio of IT and IT-enabled services delivered through its unique Global Network Delivery Model, recognized as the benchmark of excellence in software development.  A part of the Tata Group, India’s largest industrial conglomerate, TCS has over 108,000 of the world’s best trained IT consultants in 47 countries. The company generated consolidated revenues of US $4.3 billion for fiscal year which ended 31 March, 2007, and is listed on the National Stock Exchange and Bombay Stock Exchange in India. For more information, visit us at www.tcs.com

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Stefan Müller

Communications, West and South Europe

Tel.+49 (0) 175 265 46 62

E-mail: stefan.mueller@nsn.com

Tata Consultancy Services

India/Global

Pradipta Bagchi

Tel + 91 22 6778 9999

E-mail: pradipta.bagchi@tcs.com

USA/Canada

Mike McCabe

Tel. + 1 646 -313- 4594

E-mail: m.mccabe@tcs.com

Europe

Ross Roy

Tel. + 44 7793189477

E-mail ross.roy@tcs.com

Latin America

Danila Bertoglia

Tel. + 56 (2) 2511604

E-mail: daniela.bertoglia@tcs.cl

UK

Keith Sharp

Tel. + 44 02072354613

E-mail: Keith.sharp@tcs.com

APAC/Australia
Vishwendra Verma

Tel + 65 6372 4931

E-mail: Vishwendra.v@tcs.com

Press Release

Espoo, Finland / Munich, Germany – March 6, 2008

Nokia Siemens Networks to upgrade the mobile network of the E-Plus Group

Nokia Siemens Networks and Germany’s mobile operator E-Plus Group have extended their frame cooperation to cover an expansion and upgrade of the E-Plus 3G radio network until 2010. The upgrade will allow the operator to increase network capacity and to offer new, high-quality services to its customers.

Nokia Siemens Networks will expand E-Plus’ radio access network by means of its market-leading Flexi Base Stations, according to the recently approved letter of intent. Nokia Siemens Networks also will provide the E-Plus Group with its microwave transmission equipment for the transport network.

Nokia Siemens Networks Flexi Base Station is the industry’s smallest and most efficient multi-technology radio access platform with a unique modular design and architecture, supporting different radio standards. At the E-Plus Group, it will be used for the expansion of the network using GSM and WCDMA (Wideband Code-Division Multiplex Access) technologies.

The energy efficiency of the Flexi Base Station underpins Nokia Siemens Networks’ commitment to environmentally sustainable solutions for radio access networks. The platform is also ready for upgrades to future radio standards and a maximum use of the existing modules, which enables a maximum of investment protection.

“The E-Plus Group is a very significant and one of the most important customers for Nokia Siemens Networks in Europe,” said Hartmut Mueller-Leitloff, a regional head at Nokia Siemens Networks. “The continuation of such kind of cooperation allows us to understand perfectly our customers’ needs and to respond to their requirements with tailored, state-of-the-art solutions.”

About the E-Plus Group

With 15 million customers the E-Plus Group is the third-largest mobile network operator in Germany and a member of the KPN Group. The company has been the fastest and most profitable growing provider in the German market in 2006 and 2007.

With the launch of brands like BASE, simyo, Ay Yildiz and vybemobile the company has developed from a single brand to a brand group. Further partnerships with successful companies from other industries strengthen the sales strategy. These new initiatives have gathered more than 7.6 million customers since summer 2005.

The company has 2,200 employees in Germany and achieves annual revenues of 3 billion euros.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service

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professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Stefan Mueller

Communications

West South Europe

Tel. +49 175 265 4662

Email: stefan.mueller@nsn.com

Press Release

São Paulo, Brazil – March, 7th 2008

Nokia Siemens Networks celebrates first year of operations by playing the leading role in 3G in Latin America.

Over 10,000 new Nokia Siemens Networks 3G sites, at 850, 1900 and 2100 MHz frequencies will be in operation in Latin America by the end of 2008. The company has managed to reap the full benefits of the merger in the region and become preferred 3G vendor for many of the top carrier groups throughout the continent with 17 carrier customers to date.

Celebrating its first year of operations, Nokia Siemens Networks has established itself as the leading supplier of 3G infrastructure and services for the operators in Latin America. A preferred vendor of the major regional groups, the company has helped them to quickly deploy their new networks, as they vie for a first mover advantage in these markets.

Regional and local, fixed and mobile operators have been busy preparing themselves for the mounting challenges of offering evermore sophisticated solutions and services to their customers. A major driver is the explosive demand for mobile broadband access and much higher data transfer rates as well as better user experience with 3G.

With the ongoing deployment of 3G networks in most countries in Latin America, operational efficiency and quality of services have become critical drivers for success for incumbent operators in the intense battle for the consumer.

“The demand for 3G technology has been intense and on the rise throughout Latin America. I am happy to report that in this first anniversary we are in our strongest position to meet it,” said Christoph Caselitz, Chief Market Operations Officer for Nokia Siemens Networks. “Our deep relationships with all of the major players and our broad and unique portfolio of products and services have granted us the privilege of being at the forefront of most 3G deployments in the region. We provide the WCDMA850/1900 /2100 technology and services for the major operators in the main cities and large areas of Brazil, Mexico, Argentina, Colombia, Chile, Peru, Panama, Paraguay, Uruguay and Ecuador. Nokia Siemens Networks has strengthened its bonds with its customers, helping them to improve and expand their services at this crucial moment in the market,” he continued.

Helping customers with their growing need for operational efficiency and enhanced data capacity of their networks, Nokia Siemens Networks’ Flexi Base Station WCDMA platform, the industry’s smallest and most efficient multi-technology base station with a unique design and architecture, will allow them to minimize network deployment and operational costs. The energy efficiency of Flexi Base Station also underpins Nokia Siemens Networks’ commitment to environmentally sustainable solutions.

Nokia Siemens Networks offers a full suite of services, from delivery, installation, commissioning and systems integration up to logistics and operation of networks. These services improve efficiency and operational performance, ensure on-time network launch and free the customer to focus on its core business. Managed services is a key area for enabling

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operators to optimize their end-to-end network performance and to launch new services fast and cost-effectively - Nokia Siemens Networks is a market leader in this business in Latin America.

“The 3G race in the region has just started, and our customers know Nokia Siemens Networks’ portfolio of solutions will help them stand out in this new competitive landscape”, Christoph Caselitz continued.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Daniel Medina

Communications – Southern Cone

Phone: 5511-39085983

e-mail: daniel.medina_goncalves@nsn.com

Oscar Kaufmann

Corporate Communications Latin America

Phone: +52155 2900 0508

e-mail: oscar.kaufmann@nsn.com

Media Relations

Phone: +358 7180 31451

e-mail: mediarelations@nsn.com

Press Release

Espoo, Finland – March 17, 2008

Marc Rouanne Appointed Head of Radio Access Business Unit, Nokia Siemens Networks

Nokia Siemens Networks today announced that Marc Rouanne has been appointed Head of Radio Access Business Unit in Nokia Siemens Networks (NSN). He has over 20 years of international management experience in the telecommunications industry and has shown clear strategic and tactical leadership in complex commercial and technical markets. Rouanne’s appointment is effective as of April 1, 2008.

Marc Rouanne brings exceptional experience to NSN having worked in joint ventures for many years. He joins NSN from Alcatel-Lucent, where he headed the Convergence Business Group. Prior to this, he was in charge of Alcatel’s Mobile Communications activities.

“I am delighted to welcome Marc Rouanne to Nokia Siemens Networks. He brings with him exceptional experience, having been part of the team that created GSM technology and having successfully worked in senior positions in several joint ventures and mergers”, says Mika Vehviläinen, COO, Nokia Siemens Networks.

Rouanne holds an Engineering degree from Supélec in Signal Processing and is a graduate in computer science from Université d’Orsay, Paris, France. Additionally he holds a PhD in Information Theory from University of Notre Dame, Indiana, USA.

Ari Lehtoranta, currently heading Radio Access Business Unit, has decided to take a leave of absence from NSN starting April 1, 2008 for personal reasons.

Nokia Siemens Networks delivers radio access on a global scale. Nokia Siemens Networks’ GSM/EDGE BSS is operational in 260 operator networks in 117 countries offering services to more than 1.5B subscribers. The company is number 1 in EDGE and 3G WCDMA with over 120 public EDGE references and over 120 3G WCDMA radio references. Approximately 100 of its 3G WCDMA radio customers have launched HSDPA.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Anna Lindén

Radio Access Communications

Phone : +358 7180 60857

e-mail: anna.linden@nsn.com

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Media Relations
PO Box 1
FI-02022 Nokia Siemens Networks

Press Release

Espoo, Finland and Beijing, China – March 21, 2008

Nokia Siemens Networks drives the usage of renewable energy for environmental sustainability

Renewable energy will be the first choice for remote base station sites by 2011

In new growth markets particularly, where mobile networks are expanding into rural areas, advanced infrastructure such as a power grid is not always reliable or readily available and base station sites need to run autonomously. A sustainable alternative is to use renewable energy sources such as wind and solar power.

Traditionally, the energy used to operate these sites has come from diesel generators that not only create CO(2) and other harmful emissions, but also require regular re-fuelling and skilled maintenance work, which leads to additional travel and maintenance costs for the operator. Most importantly, the cost of diesel is high and is expected to rise in the future.

“A sustainable alternative to power remote base station sites is to use renewable energy sources such as wind and solar power. By 2011, our first choice to power these sites will be renewable energy”, said Anne Larilahti, head of environmentally sustainable business, Nokia Siemens Networks, in a speech given in the Green Forum industry event in Beijing today.

Nokia Siemens Networks’ autonomous sites can be configured to best suit the environment of the site. In the sunniest parts of the world, photovoltaic cells can be used to convert sunlight to energy and provide the electricity needed to operate the site, and often solar panels are complemented with wind turbines.

“Solar and wind technologies are mature, they have a long life time, their operational cost is almost nonexistent and the capital expenditure required is decreasing. The lowering investment cost and the increasing prices of fossil fuels work together to improve the business case of utilizing renewable energy sources” said Larilahti.

“This is good news for telecom operators in China that are looking for ways to manage their long term costs. As China’s government moves ahead with plans to increase its renewable energy supply and focus on energy reduction technologies, Nokia Siemens Networks’ wind and solar solutions will help to power the increasing demands in the telecommunications industry. Not only will this result in cost and energy savings for operators, but it will contribute to a greener environment for all,” said David Ho, Chairman of Nokia Siemens Networks, Greater China region, speaking at the Green Forum event.

The conditions of each site are studied in order to decide on the optimal configuration of solar panels, wind turbines or hybrid combinations. With its network planning Nokia Siemens Networks finds the optimal solution for each site. Sophisticated network design takes into account local solar and wind conditions, site landscape and other factors, to create radio access networks that need minimal external support.

Wind and solar powered sites need minimal maintenance and they are also relatively easy and inexpensive to install. Renewable power sources are an excellent choice for many

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emerging markets, because they contribute to the low total cost of ownership that is vital for providing affordable communications services to subscribers. With increasing oil prices, payback times on the investment to hybrid solar-wind powered base station sites are continuously decreasing. Considering capital expenditure and operational cost, an autonomous site powered by renewable energy sources pays off after 2 – 4 years in a good sunny and/or windy location.

Nokia Siemens Networks through its parent companies has been working on alternative energy sources since 1981. The company is increasingly installing sites that are run by renewable energy. Currently the base station sites running on renewable energy sources have been installed to approximately 30 countries.

Besides finding new, more environmentally friendly ways of generating energy such as deploying renewable power sources, it is critical to pay attention to reducing energy consumption overall. Most of the energy in a typical telecommunication network is consumed by base stations in mobile networks. Energy efficiency of Nokia Siemens Networks base station products plays a key role in the use of renewable energy sources for powering base stations. Combining high efficiency base station technology with the best in renewable energy sources, Nokia Siemens Networks offers a solution that matches to the local site conditions.

Nokia Siemens Networks aims at net positive impact to the environment. Advanced mobile and fixed communication technology can play a significant role in creating a sustainable future by reducing adverse environmental impacts while at the same time increasing opportunities for economic welfare and growth. The goal of Nokia Siemens Networks is to connect the world in a way that creates a net positive impact to the environment and society by maximizing the benefits telecommunications can bring to people and businesses, while at the same time minimizing the environmental footprint of its own products and operations.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Media Relations

Phone: +358 718031451

E-mail: mediarelations@nsn.com

Yuhong Chen

Communications, Greater China Region

Phone: +86 10 8405 5016

E-mail: yuhong.chen@nsn.com

Press Release

Jakarta, Indonesia - March 24, 2008

Nokia Siemens Networks awarded turnkey contract to accelerate network expansion for Hutchison Telecom Indonesia in Java and Sumatra

Nokia Siemens Networks today announced that it has signed a contract with PT Hutchison CP Telecommunications (‘HCPT’ or ‘Hutchison Telecom Indonesia’) to strengthen HCPT’s GSM/WCDMA network coverage in the islands of Java and Sumatra, and roll out GSM core networks in Kalimantan and Sulawesi. This contract supplements HCPT’s first network contract with Siemens Indonesia in 2005.

Nokia Siemens Networks has built a state-of-the-art GSM/WCDMA radio, core and transmission network in the islands of Java and Sumatra for HCPT. Under the new contract, Nokia Siemens Networks is commissioned to broaden HCPT’s network coverage in both islands, including network planning and implementation of another 2,800 base stations, Release 4 mobile softswitch and Media Gateways. On the services front, Nokia Siemens Networks will also continue with its project management role and provide network management services. To ensure seamless network configuration, Nokia Siemens Networks is also appointed to install the core networks for HCPT in Kalimantan and Sulawesi.

Rajiv Sawhney, President Director of HCPT, said: “This expansion supports the momentum we have built up with the success of our service in addressing the needs of customers. We are confident that Nokia Siemens Networks’ abilities in managing and deploying large-scale networks will enable us to rapidly expand our coverage and launch new services.”

“Nokia Siemens Networks is delighted with the continuing confidence from HCPT. We will ensure our full support for HCPT’s market expansion and service innovation. This agreement is a testimony to our transformation skillset, providing end-to-end managed services and fast, high-quality turnkey deployments,” said Richard Kitts, CBT Head for Hutchison, PT Nokia Siemens Networks. “Our ongoing collaboration with HCPT has allowed us to better understand their needs, and offer a solution that takes them to the next phase of mobile communications and maintain a cost-efficient operation.”

Nokia Siemens Networks will start to deliver its solutions and services on April 2008 and will continue to work with HCPT to accommodate major expansion plans over the next 3 years across all the islands.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

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Media Enquiries

Nokia Siemens Networks

Yolanda Nainggolan

Corporate Communications, Indonesia

Phone : +62 815 18 21 474

e-mail: yolanda.nainggolan@nsn.com

Clement Teo

Communications, APAC

Phone: +65 9073 1209

e-mail: clement.teo@nsn.com

Christina Dinné

Communications, Global Services

Phone: +49 89 722 53005

Email: christina.dinne@nsn.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2008	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel